UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

CORNELL COMPANIES, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

219141108
(CUSIP Number)

Thomas R. Hudson Jr., Pirate Capital LLC 200 Connecticut Avenue, 4th Floor Norwalk, CT 06854 (203) 854-1100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25th, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the object of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP: 219141108
1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Pirate Capital LLC


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) * See Item 2 (b) X


3 SEC USE ONLY


4 SOURCE OF FUNDS
Not Applicable (See Item 3)


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]


6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware


NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH
				7 	SOLE VOTING POWER
					570,700 (See Item 5)

				8 	SHARED VOTING POWER
					0

				9 	SOLE DISPOSITIVE POWER
					1,043,000 (See Item 5)

				10	SHARED DISPOSITIVE POWER
					0


				11 	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					1,043,000 (See Item 5)


				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13	PERCENT OF CLASS REPRESENTED BY
					AMOUNT IN ROW (11)
					7.9% (See Item 4)


				14	TYPE OF REPORTING PERSON*
					00 (See Item 2)





CUSIP: 219141108


1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas R. Hudson Jr.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) * See Item 2 (b) X


3 SEC USE ONLY


4 SOURCE OF FUNDS
Not Applicable (See Item 3)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH

				7	SOLE VOTING POWER
					472,300 (See Item 5)


				8 	SHARED VOTING POWER
					570,700 (See Item 5)


				9 	SOLE DISPOSITIVE POWER
					0


				10	SHARED DISPOSITIVE POWER
					1,043,000 (See Item 5)

				11	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					1,043,000 (See Item 5)

				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13 	PERCENT OF CLASS REPRESENTED BY
					AMOUNT IN ROW (11)
					7.9% (See Item 4)

				14	TYPE OF REPORTING PERSON*
					IN


CUSIP: 219141108

1 NAME OF REPORTING PERSON S.S. OR I.R.S.
IDENTIFICATION NO. OF ABOVE PERSON
Gabrielle Katz Hudson

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP* (a) (b)
__X__ * See Item 2

3 SEC USE ONLY

4 SOURCE OF FUNDS Not Applicable (See Item 3)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH
				7	SOLE VOTING POWER
					0 (See Item 5)


				8 	SHARED VOTING POWER
					570,700 (See Item 5)


				9 	SOLE DISPOSITIVE POWER
					0


				10	SHARED DISPOSITIVE POWER
					1,043,000 (See Item 5)

				11	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					1,043,000 (See Item 5)

				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13 	PERCENT OF CLASS REPRESENTED BY
					AMOUNT IN ROW (11)
					7.9% (See Item 4)

				14	TYPE OF REPORTING PERSON*
					IN


Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is shares of common stock, par value $.001, of Cornell Companies, Inc. whose principal executive offices are located at 1700 West Loop South, Suite 1500, Houston Texas 77027.



Item 2. Identity and Background

(a), (b), (c) and (f) This Amendment No. 3 amends the Schedule 13D filed by Pirate Capital LLC, Thomas R. Hudson Jr. and Gabrielle Katz Hudson on
July 6, 2004. Pirate Capital LLC is a limited liability company, organized under the laws of Delaware, whose principal executive office is 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854. The principal business of Pirate Capital LLC is providing investment management services to investment partnerships and other entities. Thomas R. Hudson Jr. and Gabrielle Katz Hudson are the controlling Members of Pirate Capital LLC.
Each of them is a citizen of the United States. Thomas R. Hudson Jr. is the Managing Member of Pirate Capital LLC, which is his principal occupation. Gabrielle Katz Hudson is the Chief Operating Officer of Pirate Capital LLC, which is her principal occupation. Each of the aforesaid reporting persons is deemed to be the beneficial owner of an aggregate of 1,043,000 shares of the Common Stock of the Issuer (the Shares), which Shares are owned of record, in part, by each of Jolly Roger Fund LP, Jolly Roger Offshore Fund Ltd and Mint Master Fund Ltd (the "Holders"). The persons filing this report disclaim that they and/or the Holders are members of a group as defined in Regulation 13D-G.

(d) and (e) Within the last five years, none of Pirate Capital LLC, Thomas
R. Hudson Jr., or Gabrielle Katz Hudson has been i) convicted in a criminal proceeding, or ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



Item 3. Source and Amount of Funds or Other Consideration

Funds for the purchase of the Shares were derived from available capital of the Holders. A total of $13,846,409.79 was paid to acquire the Shares as detailed in Item 5.



Item 4. Purpose of Transaction

Pirate Capital LLC has written a letter to the Board of Directors of Cornell. The purpose of the letter was to repeat our requests that the Board rescind Cornell's poison pill, retain an investment advisor to sell the company, and immediately remove Harry Phillips as Chairman of the Board and CEO. The letter is contained in Exhibit 2.

Exhibit 3 contains a letter to Harry Phillips from former Cornell employee, Kevin Brown. The letter has been reprinted with the permission of its author.

Pirate Capital LLC intends to review on a continuing basis the investments by the Holders in the Issuer on behalf of which it has dispositive power. Based on such continuing review, and all other factors deemed relevant, Pirate Capital LLC may exercise its authority on behalf of one or more of the Holders to sell or seek the sale of all or part of the Shares or to increase a Holder's holdings of Common Stock of the Issuer.



Item 5. Interest in Securities of the Issuer

(a) and (b) By virtue of its position as general partner of Jolly Roger Fund LP and an agreement between it and the sole owner of Mint Master Fund, Ltd., Pirate Capital LLC has sole power to vote or direct the voting, and to dispose or direct the disposition of, all of the Shares owned by Jolly Roger Fund LP and Mint Master Fund Ltd. By virtue of an agreement between it and Jolly Roger Offshore Fund, Ltd. Pirate Capital LLC has sole disposition power with respect to all of the Shares owned by Jolly Roger Offshore Fund Ltd. By virtue of his position as sole Managing Director of Jolly Roger Offshore Fund Ltd, Thomas R. Hudson Jr. has sole voting power with respect to the Shares owned by Jolly Roger Offshore Fund Ltd. By virtue of their shared control of Pirate Capital LLC, each of Thomas R. Hudson Jr. and Gabrielle Katz Hudson is deemed to have shared voting power and shared disposition power with respect to all Shares as to which Pirate Capital, LLC has voting power or disposition power.

Based on the foregoing, Pirate Capital LLC has sole voting power with respect to 570,700 of the Shares and sole disposition power with respect to 1,043,000 of the Shares; Thomas R. Hudson Jr. has sole voting power with respect to 472,300 of the Shares and shared voting power with respect to 570,700 of the Shares disposition power with respect to 1,043,000 of the Shares; and Gabrielle Katz Hudson has shared voting power with respect to 570,700 of the Shares and shared disposition power with respect to 1,043,000 of the Shares.

(b) All of the Shares were purchased by the Holders in open market transactions. The following sets forth all purchases made by each of the Holders in the last sixty days:


JOLLY ROGER FUND LP
Trade Date	Number of Shares	Price
7/7/04		12,000			13.98
7/8/04		5,600			13.95
7/13/04		4,900			14.35
7/21/04		4,800			14.25
7/28/04		16,800			12.81
8/5/04		10,000			12.96
8/12/04		25,000			12.25

JOLLY ROGER OFFSHORE FUND LTD
Trade Date	Number of Shares	Price
6/29/04		3,000			13.45
7/6/04		26,700			13.62
7/7/04		10,300			14.05
7/8/04		29,100			13.98
7/28/04		25,000			13.00
8/2/04		6,000			13.24
8/3/04		11,500			13.28
8/4/04		5,400			13.25
8/5/04		35,000			13.00
8/6/04		15,000			12.57
8/12/04		10,000			12.28
8/16/04		100			12.25
8/17/04		200			12.25
8/19/04		2,000			12.12
8/23/04		1,300			12.00

MINT MASTER FUND LTD
Trade Date	Number of Shares	Price
7/6/04		5,000			13.36
7/8/04		25,000			14.01
7/9/04		3,100			14.05
7/14/04		2,800			14.30
7/15/04		1,700			14.32
7/16/04		14,700			14.35
7/19/04		20,000			14.24
7/28/04		2,200			12.45
8/5/04		10,000			12.97
8/6/04		10,000			12.50
8/11/04		300			12.10
8/12/04		3,400			12.25



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None



Item 7. Material to Be Filed as Exhibits
	Exhibit 1. 	Joint Filing Agreement
	Exhibit 2.	Letter to the Board of Directors of Cornell Companies, Inc.
	Exhibit 3.	Letter from Employee

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated August 25, 2004.

			Pirate Capital LLC


		   By: 	Thomas R. Hudson Jr.
			Portfolio Manager


			Thomas R. Hudson Jr.


			Gabrielle Katz Hudson




EXHIBIT 1

AGREEMENT OF JOINT FILING
The undersigned hereby agree that the attached Schedule 13D, together with any and all amendments thereto, is filed on behalf of each of us, pursuant to Rule 13d-1 of the General Rules and Regulations of the Securities and Exchange Commission. This Agreement may be executed in several counterparts, each of which may be deemed to be an original, but all of which together will constitute one and the same Agreement.

Dated: August 25, 2004

			Thomas R. Hudson Jr.


			Gabrielle Katz Hudson


			PIRATE CAPITAL, LLC



EXHIBIT 2

LETTER TO THE BOARD OF DIRECTORS OF CORNELL COMPANIES, INC.

August 25, 2004

Directors of Cornell,

As the value of our company continues to erode, as evidenced in Cornell's plummeting share price, I repeat our requests for the Board of Cornell to act now!!

1.We request the rescission of Cornell's poison pill.
2.We request that Cornell retain an investment advisor to sell the company.
3.We request that Harry Phillips be immediately removed as Chairman of the Board and CEO and an interim CEO be retained until the company is sold.

It has come to our attention that the current management of Cornell continues to spin our demands as those of a "minority view" held only by "hedge funds". Nothing could be further from the truth. I invite the Board, employees of Cornell and all existing shareholders to listen to Cornell's second quarter conference call. If you listen you will hear a principle for Columbia Management Group, Inc.
(a mutual fund) expressing his complete lack of confidence in Cornell's current management. "...we own over a million shares as you probably know... We want to go on record publicly as saying we voted to withhold against the full slate to send a clear message to the Board. We - I would also say have a no confidence - it's basically a no confidence vote in current management. We think the franchise value is greater in the hands of other operators. We, too, are highly frustrated with the continued string of disappointments and when you say some mistakes made it just seems like we're getting far too many mistakes. We're hearing about mistakes quarterly if not more frequent than that..." If Cornell's management hadn't limited the question and answer period of the conference call I have no doubt other angry shareholders would have expressed their views.

Both current and former employees of Cornell have contacted us expressing their own concerns with Cornell's operational failures, lack of leadership and an absence of focus on profitability within the company. I have attached a sample of the letters we are receiving for your review. It is remarkable that you continue to stand behind the current management team.

What possible experience does Harry Phillips possess that would keep the Board from asking for his resignation? Our own investigation into Harry Phillips' background includes his experience as CEO of American Ecology. While pursing a goal of revenue growth over profitability, Mr. Phillips drove the share price down over 60% during his three year tenure. Harry Phillips does not have a background in private corrections or juvenile services. Why is he the CEO of Cornell?

While Cornell continues to miss earnings estimates, and contracts which should have been finalized "years ago" like Moshannon Valley are still not finalized; the overall industry is having its best year ever. Please act now for the benefit of shareholders and the employees of Cornell which don't deserve to have their jobs put in jeopardy as Cornell's earnings performance continues to decline.


Sincerely,


Zachary George
Pirate Capital LLC



EXHIBIT 3

LETTER FROM EMPLOYEE

August 19, 2004

Harry J. Phillips, Jr.
Cornell Companies, Inc.
1700 West Loop South, Suite 1500
Houston, TX 77027

Dear Mr. Phillips:

First, I would like to thank you in advance for taking the time to read this letter. Last week, my position was "eliminated" due to restructuring at Cornell. This, as you well know, is a much more palatable way of saying that an employee was laid off. In fact, I was one of a select group that was released from the main office in Houston.

This letter is not about sour grapes, but rather my disappointment that the Board of Directors has allowed the current Executive Management to continually mishandle the company over the last few years. A couple of weeks ago, the Houston office employees were assembled the day following the last earnings call where the "A" word, (accountability), was mentioned. As I look back, what is truly sad, sad only for those employees who make this company work day in and day out, is that those in Executive and Senior Management who preach "accountability" are not truly "accountable" themselves. In my opinion, "accountability" had better run throughout the entire organization, starting at the top. Why butcher positions that have no real impact on the company's long-term profitability? Rather, why haven't those individuals whose decisions have cost, (and in many of our cases, are still costing), the company real dollars, your dollars in fact, each and every month/quarter, been accountable for their actions? Why are they still on the payroll? Here are a few examples of several projects that are draining the company of profits that I have encountered in my brief tenure at Cornell:

New Morgan, Jos-Arz, Plankinton and most likely, RCC

This brings to mind another word. Profitability. Here is a word that has been thrown around over the last few years but unfortunately, it may have been used synonymously with revenue. As you know, there is a distinct difference in the two. My experience confirms that Cornell's current Management seems to consistently over-emphasize the project revenue while ignoring or down-playing the real profitability ratio. This is a sure recipe for disaster...exactly what we see happening and have heard over the last several earnings calls. Having worked many years in profit and nonprofit organizations, my experience validates the notion that most "nonprofit" managers have a difficult time making the conversion to the "for profit" mentality. So it is in the case of Cornell. How long will it be before the numbers get tight again and another round of knee-jerk decisions is made, butchering even more positions and Cornell goes the way of many other bungled companies in Houston?

For months now, the analysts have been pointing out the same problems over and over again during the earnings calls. Having worked in the Houston office, I am going on record to agree that the problem is an Operations failure. Over the last twenty months, Cornell has consistently had issues with contracting, executing and opening/running profitable new facilities, (i.e.: see list above). Seems strange to me that Corporate America basically rewards an individual or group of individuals who can destroy in two (2) years, what has taken eleven
(11) years to create, (CRN). Having been personally affected, I am calling on you to take immediate action by replacing all Executive Management.

Former National Purchasing Manager,


Kevin Brown